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                        (Unit Corporation Letterhead)



                                       December 18, 1997



Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re:  Unit Corporation - Registration Statement on Form S-3,
     File No. 333-42341

Ladies and Gentlemen:

     On behalf of Unit Corporation (the "Registrant"), the captioned registration statement which was initially filed on December 16, 1997, is hereby amended pursuant to Rule 473(c) by adding to the facing page of the registration statement the following statement:

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     If you have any questions or require anything further, please do not hesitate to call the undersigned at (918) 493-7700.

                                       Very truly yours,

                                       Unit Corporation




                                       By      /s/ Mark E. Schell
                                         -------------------------------
                                         Mark E. Schell, General Counsel
                                         and Agent for Service

cc:  New York Stock Exchange